===============================================================================


                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                               --------------

                               SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)
                               --------------

                          DSP COMMUNICATIONS, INC.
                         (NAME OF SUBJECT COMPANY)
                          DSP COMMUNICATIONS, INC.
                    (NAME OF PERSON(S) FILING STATEMENT)
                               --------------

                  COMMON STOCK, PAR VALUE $.001 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)
                               --------------

                                 23332K106
                  ((CUSIP) NUMBER OF CLASS OF SECURITIES)
                               --------------

                          STEPHEN P. PEZZOLA, ESQ.
                  GENERAL COUNSEL AND CORPORATE SECRETARY
                          DSP COMMUNICATIONS, INC.
                       20300 STEVENS CREEK BOULEVARD
                        CUPERTINO, CALIFORNIA 95014
                               (408) 777-2700
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
        RECEIVE NOTICE AND COMMUNICATION ON BEHALF OF THE PERSON(S)
                             FILING STATEMENT).
                               --------------

                              WITH A COPY TO:

                            KENTON J. KING, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                      525 UNIVERSITY AVENUE, SUITE 220
                        PALO ALTO, CALIFORNIA 94301
                               (650) 470-4500

===============================================================================


                                INTRODUCTION

      DSP Communications, Inc. (the "Company"), a Delaware corporation, hereby amends and supplements its Solicitation/Recommendation Statement on
Schedule 14D-9 initially filed with the Securities and Exchange Commission on October 20, 1999, relating to the offer by CWC Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Intel Corporation, a Delaware corporation ("Parent"), to purchase all of the issued and outstanding common stock, par value $.001 per share, of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 1999 and the related Letter of Transmittal dated October 20, 1999.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

      Item 8 is hereby amended and supplemented as follows:

      On November 11, 1999, the Company and Parent issued a joint press release, a copy of which is attached hereto as Exhibit 30 and is incorporated herein by reference, announcing that the waiting period for federal antitrust review of Parent's proposed acquisition of the Company expired at 11:59 p.m., New York City time, on Wednesday, November 10, 1999. As a result of such expiration, the parties have clearance from U.S. federal antitrust agencies, and no additional regulatory clearances are needed, to complete the acquisition.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

      Item 9 is hereby amended and supplemented as follows:


Exhibit 30 PRESS RELEASE ISSUED BY DSP COMMUNICATIONS, INC. AND INTEL
           CORPORATION, DATED NOVEMBER 11, 1999.



                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  DSP COMMUNICATIONS, INC.


                                  By:/s/ Stephen P. Pezzola
                                     ------------------------------------------
                                  Name: Stephen P. Pezzola
                                  Title:General Counsel and Corporate Secretary


Dated: November 12, 1999



                               EXHIBIT INDEX

Exhibit 30: Press release issued by DSP Communications, Inc. and Intel
            Corporation, dated November 11, 1999.